Exhibit 99.1

Scorpio Tankers Inc. Announces a Signed Term Sheet to Finance Four Newbuildings and Amendments to Its Financial Covenants

MONACO -- (Marketwire) – September 29, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it has signed a committed term sheet for a $92.0 million credit facility  (“2011 Newbuilding Credit Facility”) with Credit Agricole Corporate and Investment Bank (“CA-CIB”) and Skandinaviska Enskilda Banken AB (“SEB”) to partially finance four of the five newbuilding 52,000 DWT product tankers (MRs) that the Company has contracted to be built at the Hyundai Mipo Dockyard in South Korea.  The Company also announced amendments to the financial covenants in its existing credit facilities.

Emanuele Lauro, CEO of Scorpio Tankers, commented, "We are pleased to have two additional strong international commercial banks as part of our banking group.  We are looking forward to working with CA-CIB and SEB, and the rest of our banking group.  In addition, we thank our existing lenders for favorably amending our financial covenants.”

2011 Newbuilding Credit Facility

The 2011 Newbuilding Credit Facility with CA-CIB and SEB is for the partial financing of the pre-delivery and delivery installments for the four newbuildings, which are scheduled for delivery between July and October 2012.  The Company is in discussions to obtain financing for the fifth newbuilding.  The facility is for an aggregate of $92.0 million to be made available in four tranches, one for each vessel, in the amount of $23.0 million, which is approximately 61% of contracted price for each vessel.  Drawdowns will be available after the first 39% of the contracted price for each vessel is paid by the Company and subject to certain other conditions precedent.  The tranche relating to each vessel will be repaid after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years.  The covenants and other conditions are similar to the Company’s existing credit facilities.

The Company currently has $134.7 million remaining to be paid on the construction contracts for the four newbuildings and $33.6 million for the fifth newbuilding.

Existing Debt Facilities

The Company has three existing credit facilities (the 2010 Credit Facility, the 2011 Credit Facility, and the STI Spirit Credit Facility).  As of September 30, 2011 (i) the 2010 Credit Facility (a reducing revolving facility) will have $78.0 million outstanding, and $54.9 million available to be drawn down, (ii) the 2011 Credit Facility will have $34.3 million outstanding and $115.0 million available to finance up to 50% of the purchase price for vessel acquisitions, and (iii) the STI Spirit Credit Facility will have $26.5 million outstanding.  In addition to the $54.9 million available from the 2010 Credit Facility, as of September 30, 2011, the Company will have a cash balance of approximately $25.0 million.

Amendment of Financial Covenants

The Company has also amended its financial covenants in the 2010 Credit Facility, 2011 Credit Facility, and the STI Spirit Credit Facility.  The amended provisions provide in substance that:

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The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 2.50 to 1.00.  Such ratio shall be calculated quarterly on a trailing four quarter basis.

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Unrestricted cash and cash equivalents shall be not less than $20.0 million, including up to $5 million in availability under the 2010 Credit Facility, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.  This covenant is in place until the fourth quarter of 2012, after which unrestricted cash and cash equivalents shall at all times be no less than $15.0 million until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount will increase by $750,000 per each additional owned vessel.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.7 years.  The Company also charters-in one LR1 tanker and six Handymax tankers.  Additional information about the Company is available at the Company's website www.scorpiotankers.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616